Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Amendment No. 1 to Registration Statement (Form S-3) No. 333-180331 and related Prospectus of BGC Partners, Inc. for the registration of $300,000,000 aggregate principal amount of debt securities and Class A Common Stock that may be issuable upon conversion or exchange of such debt securities and to the incorporation by reference therein of our reports dated March 14, 2012, with respect to the consolidated financial statements and schedule of BGC Partners, Inc. and the effectiveness of internal control over financial reporting of BGC Partners, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

June 6, 2012